SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 2)(1)

                              OCCAM NETWORKS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   67457P101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Michael P. Maher
                           c/o U.S. Venture Partners
                              2735 Sand Hill Road
                              Menlo Park, CA 94025
                                 (650) 854-9080
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:

                                 Natalie Kaniel
       c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
                  155 Constitution Drive, Menlo Park, CA 94025
                                 (650) 463-5443

                               November 19, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               (Page 1 of 30 Pages)

CUSIP No. 67457P101                SCHEDULE 13D               Page 2 of 30 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      U.S. Venture Partners V, L.P. ("USVP V")
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        10,326,427  outstanding  shares,  and  7,438,090  shares
  NUMBER OF             issuable upon  conversion of 81,819 shares of Series A-2
   SHARES               Preferred Stock,  except that Presidio  Management Group
BENEFICIALLY            V, L.L.C.  ("PMG V"), the general partner of USVP V, may
  OWNED BY              be deemed to have sole voting power with respect to such
    EACH                shares,  and  Irwin  Federman  ("Federman"),  Steven  M.
  REPORTING             Krausz  ("Krausz"),  Stuart  G.  Phillips  ("Phillips"),
   PERSON               Jonathan   D.  Root   ("Root  ")  and  Philip  M.  Young
    WITH                ("Young"),  the managing members of PMG V, may be deemed
                        to have a  shared  voting  power  with  respect  to such
                        shares.
                        --------------------------------------------------------
                  8     SHARED VOTING POWER

                        See response to row 7.
                        --------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        10,326,427  outstanding  shares,  and  7,438,090  shares
                        issuable upon  conversion of 81,819 shares of Series A-2
                        Preferred  Stock,  except PMG V, the general  partner of
                        USVP V, may be  deemed to have  sole  dispositive  power
                        with  respect  to such  shares,  and  Federman,  Krausz,
                        Phillips, Root and Young, the managing members of PMG V,
                        may be deemed to have a shared  dispositive  power  with
                        respect to such shares.
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        See response to row 9.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      17,764,517
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.48%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 67457P101                SCHEDULE 13D               Page 3 of 30 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      USVP V International, L.P. ("V Int'l")
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        573,665   shares,   and  413,272  shares  issuable  upon
  NUMBER OF             conversion  of 4,546  shares  of  Series  A-2  Preferred
   SHARES               Stock,  except  that PMG V,  the  general  partner  of V
BENEFICIALLY            Int'l,  may be  deemed to have sole  voting  power  with
  OWNED BY              respect to such shares, and Federman,  Krausz, Phillips,
    EACH                Root and Young,  the  managing  members of PMG V, may be
  REPORTING             deemed to have shared  voting power with respect to such
   PERSON               shares.
    WITH
                        --------------------------------------------------------
                  8     SHARED VOTING POWER

                        See response to row 7.
                        --------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        573,665   shares,   and  413,272  shares  issuable  upon
                        conversion  of 4,546  shares  of  Series  A-2  Preferred
                        Stock,  except  that PMG V,  the  general  partner  of V
                        Int'l, may be deemed to have sole dispositive power with
                        respect to such shares, and Federman,  Krausz, Phillips,
                        Root and Young,  the  managing  members of PMG V, may be
                        deemed to have shared  dispositive power with respect to
                        such shares.
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        See response to row 9.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      986,937
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.37 %
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 67457P101                SCHEDULE 13D               Page 4 of 30 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      USVP V Entrepreneur Partners, L.P. ("EP V")
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        252,449   shares,   and  181,818  shares  issuable  upon
  NUMBER OF             conversion  of 2,000  shares  of  Series  A-2  Preferred
   SHARES               Stock,  except that PMG V, the general  partner of EP V,
BENEFICIALLY            may be deemed to have sole voting  power with respect to
  OWNED BY              such shares, and Federman,  Krausz,  Phillips,  Root and
    EACH                Young,  the managing  members of PMG V, may be deemed to
  REPORTING             have shared  voting  power with  respect to such shares.
   PERSON
    WITH                --------------------------------------------------------
                  8     SHARED VOTING POWER

                        See response to row 7.
                        --------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        252,449   shares,   and  181,818  shares  issuable  upon
                        conversion  of 2,000  shares  of  Series  A-2  Preferred
                        Stock,  except that PMG V, the general  partner of EP V,
                        may be  deemed  to  have  sole  dispositive  power  with
                        respect to such shares, and Federman,  Krausz, Phillips,
                        Root and Young,  the  managing  members of PMG V, may be
                        deemed to have shared  dispositive power with respect to
                        such shares.
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        See response to row 9.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      434,267
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.16%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 67457P101                SCHEDULE 13D               Page 5 of 30 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      2180 Associates Fund V, L.P. ("2180 V")
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        321,292   shares,   and  231,363  shares  issuable  upon
  NUMBER OF             conversion  of 2,545  shares  of  Series  A-2  Preferred
   SHARES               Stock, except that PMG V, the general partner of 2180 V,
BENEFICIALLY            may be deemed to have sole voting  power with respect to
  OWNED BY              such shares, and Federman,  Krausz,  Phillips,  Root and
    EACH                Young,  the managing  members of PMG V, may be deemed to
  REPORTING             have shared voting power with respect to such shares.
   PERSON
    WITH                --------------------------------------------------------
                  8     SHARED VOTING POWER

                        See response to row 7.
                        --------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        321,292   shares,   and  231,363  shares  issuable  upon
                        conversion  of 2,545  shares  of  Series  A-2  Preferred
                        Stock, except that PMG V, the general partner of 2180 V,
                        may be  deemed  to  have  sole  dispositive  power  with
                        respect to such shares, and Federman,  Krausz, Phillips,
                        Root and Young,  the  managing  members of PMG V, may be
                        deemed to have shared  dispositive power with respect to
                        such shares.
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        See response to row 9.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      552,655
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.21%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 67457P101                SCHEDULE 13D               Page 6 of 30 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Presidio Management Group V, L.L.C. ("PMG V")
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        11,473,833  shares  (shares  directly owned by USVP V, V
  NUMBER OF             Int'l,  EP V and 2180 V) and 8,264,543  shares  issuable
   SHARES               upon conversion of 90,910 shares of Series A-2 Preferred
BENEFICIALLY            Stock held directly by USVP V, V Int'l, EP V and 2180 V.
  OWNED BY              PMG V is the  general  partner of USVP V, V Int'l,  EP V
    EACH                and 2180 V and may be deemed to have sole  voting  power
  REPORTING             with  respect  to such  shares,  and  Federman,  Krausz,
   PERSON               Phillips, Root and Young, the managing members of PMG V,
    WITH                may be deemed to have shared  voting  power with respect
                        to such shares.
                        --------------------------------------------------------
                  8     SHARED VOTING POWER

                        See response to row 7.
                        --------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        11,473,833  shares  (shares  directly owned by USVP V, V
                        Int'l,  EP V and 2180 V) and 8,264,543  shares  issuable
                        upon conversion of 90,910 shares of Series A-2 Preferred
                        Stock held directly by USVP V, V Int'l, EP V and 2180 V.
                        PMG V is the  general  partner of USVP V, V Int'l,  EP V
                        and 2180 V and may be deemed  to have  sole  dispositive
                        power with respect to such shares, and Federman, Krausz,
                        Phillips, Root and Young, the managing members of PMG V,
                        may be  deemed to have  shared  dispositive  power  with
                        respect to such shares.
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        See response to row 9.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      19,738,376
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.18%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 67457P101                SCHEDULE 13D               Page 7 of 30 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      U.S. Venture Partners VII, L.P. ("USVP VII")
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        70,271,558  shares,   87,272,727  shares  issuable  upon
  NUMBER OF             conversion  of 960,000  shares of Series  A-2  Preferred
   SHARES               Stock,  and 89,868  shares  issuable  upon  exercise  of
BENEFICIALLY            warrants,  except that  Presidio  Management  Group VII,
  OWNED BY              L.L.C. ("PMG VII"), the general partner of USVP VII, may
    EACH                be deemed to have sole voting power with respect to such
  REPORTING             shares,  and  Federman,  Winston S. Fu ("Fu"),  Krausz ,
   PERSON               David Liddle ("Liddle"),  Phillips,  Root and Young, the
    WITH                managing  members  of PMG VII,  may be  deemed to have a
                        shared voting power with respect to such shares.
                        --------------------------------------------------------
                  8     SHARED VOTING POWER

                        See response to row 7.
                        --------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        70,271,558  shares,   87,272,727  shares  issuable  upon
                        conversion  of 960,000  shares of Series  A-2  Preferred
                        Stock,  and 89,868  shares  issuable  upon  exercise  of
                        warrants,  except PMG VII,  the general  partner of USVP
                        VII, may be deemed to have sole  dispositive  power with
                        respect  to  such  shares,  and  Federman,  Fu,  Krausz,
                        Liddle,  Phillips,  Root and Young, the managing members
                        of PMG VII,  may be deemed to have a shared  dispositive
                        power with respect to such shares.
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        See response to row 9.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      157,634,153
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      44.51%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 67457P101                SCHEDULE 13D               Page 8 of 30 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      USVP Entrepreneur Partners VII-A, L.P. ("EP VII-A")
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        731,968   shares,   and  909,090  shares  issuable  upon
  NUMBER OF             conversion  of 10,000  shares of  Series  A-2  Preferred
   SHARES               Stock,  except that PMG VII,  the general  partner of EP
BENEFICIALLY            VII-A,  may be  deemed to have sole  voting  power  with
  OWNED BY              respect  to  such  shares,  and  Federman,  Fu,  Krausz,
    EACH                Liddle,  Phillips,  Root and Young, the managing members
  REPORTING             of PMG VII,  may be deemed to have shared  voting  power
   PERSON               with respect to such shares.
    WITH                --------------------------------------------------------
                  8     SHARED VOTING POWER

                        See response to row 7.
                        --------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        731,968   shares,   and  909,090  shares  issuable  upon
                        conversion  of 10,000  shares of  Series  A-2  Preferred
                        Stock,  except that PMG VII,  the general  partner of EP
                        VII-A, may be deemed to have sole dispositive power with
                        respect  to  such  shares,  and  Federman,  Fu,  Krausz,
                        Liddle,  Phillips,  Root and Young, the managing members
                        of PMG VII,  may be  deemed to have  shared  dispositive
                        power with respect to such shares.
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        See response to row 9.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,641,058
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.61%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 67457P101                SCHEDULE 13D               Page 9 of 30 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      USVP Entrepreneur Partners VII-B, L.P. ("EP VII-B")
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        731,968   shares,   and  909,090  shares  issuable  upon
  NUMBER OF             conversion  of 10,000  shares of  Series  A-2  Preferred
   SHARES               Stock,  except that PMG VII,  the general  partner of EP
BENEFICIALLY            VII-B,  may be  deemed to have sole  voting  power  with
  OWNED BY              respect  to  such  shares,  and  Federman,  Fu,  Krausz,
    EACH                Liddle,  Phillips,  Root and Young, the managing members
  REPORTING             of PMG VII,  may be deemed to have shared  voting  power
   PERSON               with respect to such shares.
    WITH                --------------------------------------------------------
                  8     SHARED VOTING POWER

                        See response to row 7.
                        --------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        731,968   shares,   and  909,090  shares  issuable  upon
                        conversion  of 10,000  shares of  Series  A-2  Preferred
                        Stock,  except that PMG VII,  the general  partner of EP
                        VII-B, may be deemed to have sole dispositive power with
                        respect  to  such  shares,  and  Federman,  Fu,  Krausz,
                        Liddle,  Phillips,  Root and Young, the managing members
                        of PMG VII,  may be  deemed to have  shared  dispositive
                        power with respect to such shares.
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        See response to row 9.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,641,058
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.61%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 67457P101                SCHEDULE 13D              Page 10 of 30 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      2180 Associates Fund VII, L.P. ("2180 VII")
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        1,464,014  shares,  and 1,818,181  shares  issuable upon
  NUMBER OF             conversion  of 20,000  shares of  Series  A-2  Preferred
   SHARES               Stock,  except that PMG VII, the general partner of 2180
BENEFICIALLY            VII,  may be  deemed  to have  sole  voting  power  with
  OWNED BY              respect  to  such  shares,  and  Federman,  Fu,  Krausz,
    EACH                Liddle,  Phillips,  Root and Young, the managing members
  REPORTING             of PMG VII,  may be deemed to have shared  voting  power
   PERSON               with respect to such shares.
    WITH                --------------------------------------------------------
                  8     SHARED VOTING POWER

                        See response to row 7.
                        --------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        1,464,014  shares,  and 1,818,181  shares  issuable upon
                        conversion  of 20,000  shares of  Series  A-2  Preferred
                        Stock,  except that PMG VII, the general partner of 2180
                        VII, may be deemed to have sole  dispositive  power with
                        respect  to  such  shares,  and  Federman,  Fu,  Krausz,
                        Liddle,  Phillips,  Root and Young, the managing members
                        of PMG VII,  may be  deemed to have  shared  dispositive
                        power with respect to such shares.
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        See response to row 9.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,282,195
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.22%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 67457P101                SCHEDULE 13D              Page 11 of 30 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Presidio Management Group VII, L.L.C. ("PMG VII")
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        73,199,508 shares (directly owned by USVP VII, EP VII-A,
  NUMBER OF             EP VII-B and 2180 VII),  90,909,088 shares issuable upon
   SHARES               conversion  of 1,000,000  shares of Series A-2 Preferred
BENEFICIALLY            Stock held directly by USVP VII, EP VII-A,  EP VII-B and
  OWNED BY              2180 VII, and 89,868  shares  issuable  upon exercise of
    EACH                warrants  held  directly  by  USVP  VII.  PMG VII is the
  REPORTING             general partner of USVP VII, EP VII-A, EP VII-B and 2180
   PERSON               VII and may be  deemed to have sole  voting  power  with
    WITH                respect  to  such  shares,  and  Federman,  Fu,  Krausz,
                        Liddle,  Phillips,  Root and Young, the managing members
                        of PMG VII,  may be deemed to have shared  voting  power
                        with respect to such shares.
                        --------------------------------------------------------
                  8     SHARED VOTING POWER

                        See response to row 7.
                        --------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        73,199,508 shares (directly owned by USVP VII, EP VII-A,
                        EP VII-B and 2180 VII),  90,909,088 shares issuable upon
                        conversion  of 1,000,000  shares of Series A-2 Preferred
                        Stock held directly by USVP VII, EP VII-A,  EP VII-B and
                        2180 VII, and 89,868  shares  issuable  upon exercise of
                        warrants  held  directly  by  USVP  VII.  PMG VII is the
                        general partner of USVP VII, EP VII-A, EP VII-B and 2180
                        VII and may be  deemed to have  sole  dispositive  power
                        with respect to such shares,  and Federman,  Fu, Krausz,
                        Liddle,  Phillips,  Root and Young, the managing members
                        of PMG VII,  may be  deemed to have  shared  dispositive
                        power with respect to such shares.
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        See response to row 9.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      164,198,464
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      45.89%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 67457P101                SCHEDULE 13D              Page 12 of 30 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Irwin Federman ("Federman")
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S. Citizen
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0 shares.
  NUMBER OF             --------------------------------------------------------
   SHARES         8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              84,673,341  shares (held directly by USVP V, V Int'l, EP
    EACH                V, 2180 V, USVP VII,  EP VII-A,  EP VII-B and 2180 VII),
  REPORTING             99,173,631  shares issuable upon conversion of 1,090,910
   PERSON               shares of Series A-2  Preferred  Stock held by USVP V, V
    WITH                Int'l,  EP V, 2180 V, USVP VII,  EP VII-A,  EP VII-B and
                        2180 VII, and 89,868  shares  issuable  upon exercise of
                        warrants  held  directly  by  USVP  VII.  Federman  is a
                        managing  member of both PMG V, the  general  partner of
                        USVP V, V  Int'l,  EP V and  2180 V,  and PMG  VII,  the
                        general partner of USVP VII, EP VII-A, EP VII-B and 2180
                        VII, and may be deemed to have shared  voting power with
                        respect to such shares.
                        --------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        0 shares.
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        84,673,341 shares (held directly by USVP V, V Int'l, EP V, 2180 V, USVP VII, EP VII-A, EP VII-B and 2180 VII), 99,173,631 shares issuable upon conversion of 1,090,910 shares of Series A-2 Preferred Stock held by USVP V, V Int'l, EP V, 2180 V, USVP VII, EP VII-A, EP VII-B and 2180 VII, and 89,868 shares issuable upon exercise of warrants held directly by USVP VII. Federman is a managing member of both PMG V, the general partner of USVP V, V Int'l, EP V and 2180 V, and PMG VII, the general partner of USVP VII, EP VII-A, EP VII-B and 2180 VII, and may be deemed to have shared dispositive power with respect to such shares.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      183,936,840
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      50.25%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 67457P101                SCHEDULE 13D              Page 13 of 30 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Winston S. Fu ("Fu")
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S. Citizen
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0 shares.
  NUMBER OF             --------------------------------------------------------
   SHARES         8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              73,199,508  shares (held directly by USVP VII, EP VII-A,
    EACH                EP VII-B and 2180 VII),  90,909,088 shares issuable upon
  REPORTING             conversion  of 1,000,000  shares of Series A-2 Preferred
   PERSON               Stock held directly by USVP VII, EP VII-A,  EP VII-B and
    WITH                2180 VII and 89,868  shares  issuable  upon  exercise of
                        warrants.  Fu is a  managing  member  of  PMG  VII,  the
                        general partner of USVP VII, EP VII-A, EP VII-B and 2180
                        VII, and may be deemed to have shared  voting power with
                        respect to such shares.
                        --------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        0 shares.
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        73,199,508 shares (held directly by USVP VII, EP VII-A, EP VII-B and 2180 VII), 90,909,088 shares issuable upon conversion of 1,000,000 shares of Series A-2 Preferred Stock held directly by USVP VII, EP VII-A, EP VII-B and 2180 VII and 89,868 shares issuable upon exercise of warrants. Fu is a managing member of PMG VII, the general partner of USVP VII, EP VII-A, EP VII-B and 2180 VII, and may be deemed to have shared dispositive power with respect to such shares.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      164,198,464
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      45.89%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 67457P101                SCHEDULE 13D              Page 14 of 30 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Steven M. Krausz ("Krausz")
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S. Citizen
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        159,868 shares issuable upon exercise of options.
  NUMBER OF             --------------------------------------------------------
   SHARES         8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              84,673,341  shares (held directly by USVP V, V Int'l, EP
    EACH                V, 2180 V, USVP VII,  EP VII-A,  EP VII-B and 2180 VII),
  REPORTING             99,173,631  shares issuable upon conversion of 1,090,910
   PERSON               shares of Series A-2  Preferred  Stock held by USVP V, V
    WITH                Int'l,  EP V, 2180 V, USVP VII,  EP VII-A,  EP VII-B and
                        2180 VII, and 89,868  shares  issuable  upon exercise of
                        warrants held directly by USVP VII. Krausz is a managing
                        member of both PMG V, the  general  partner of USVP V, V
                        Int'l, EP V and 2180 V, and PMG VII, the general partner
                        of USVP VII, EP VII-A, EP VII-B and 2180 VII, and may be
                        deemed to have shared  voting power with respect to such
                        shares.
                        --------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        159,868 shares issuable upon exercise of options.
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        84,673,341 shares (held directly by USVP V, V Int'l, EP V, 2180 V, USVP VII, EP VII-A, EP VII-B and 2180 VII), 99,173,631 shares issuable upon conversion of 1,090,910 shares of Series A-2 Preferred Stock held by USVP V, V Int'l, EP V, 2180 V, USVP VII, EP VII-A, EP VII-B and 2180 VII, and 89,868 shares issuable upon exercise of warrants held directly by USVP VII. Krausz is a managing member of both PMG V, the general partner of USVP V, V Int'l, EP V and 2180 V, and PMG VII, the general partner of USVP VII, EP VII-A, EP VII-B and 2180 VII, and may be deemed to have shared dispositive power with respect to such shares.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      184,096,708
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      50.27%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 67457P101                SCHEDULE 13D              Page 15 of 30 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      David Liddle ("Liddle")
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S. Citizen
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0 shares.
  NUMBER OF             --------------------------------------------------------
   SHARES         8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              73,199,508  shares (held directly by USVP VII, EP VII-A,
    EACH                EP VII-B and 2180 VII),  90,909,088 shares issuable upon
  REPORTING             conversion  of 1,000,000  shares of Series A-2 Preferred
   PERSON               Stock held directly by USVP VII, EP VII-A,  EP VII-B and
    WITH                2180 VII and 89,868  shares  issuable  upon  exercise of
                        warrants.  Liddle is a managing  member of PMG VII,  the
                        general partner of USVP VII, EP VII-A, EP VII-B and 2180
                        VII, and may be deemed to have shared  voting power with
                        respect to such shares.
                        --------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        0 shares.
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        73,199,508 shares (held directly by USVP VII, EP VII-A, EP VII-B and 2180 VII), 90,909,088 shares issuable upon conversion of 1,000,000 shares of Series A-2 Preferred Stock held directly by USVP VII, EP VII-A, EP VII-B and 2180 VII and 89,868 shares issuable upon exercise of warrants. Liddle is a managing member of PMG VII, the general partner of USVP VII, EP VII-A, EP VII-B and 2180 VII, and may be deemed to have shared dispositive power with respect to such shares.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      164,198,464
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      45.89%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 67457P101                SCHEDULE 13D              Page 16 of 30 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Stuart G. Phillips ("Phillips")
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S. Citizen
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0 shares.
  NUMBER OF             --------------------------------------------------------
   SHARES         8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              84,673,341  shares (held directly by USVP V, V Int'l, EP
    EACH                V, 2180 V, USVP VII,  EP VII-A,  EP VII-B and 2180 VII),
  REPORTING             99,173,631  shares issuable upon conversion of 1,090,910
   PERSON               shares of Series A-2  Preferred  Stock held by USVP V, V
    WITH                Int'l,  EP V, 2180 V, USVP VII,  EP VII-A,  EP VII-B and
                        2180 VII, and 89,868  shares  issuable  upon exercise of
                        warrants  held  directly  by  USVP  VII.  Phillips  is a
                        managing  member of both PMG V, the  general  partner of
                        USVP V, V  Int'l,  EP V and  2180 V,  and PMG  VII,  the
                        general partner of USVP VII, EP VII-A, EP VII-B and 2180
                        VII, and may be deemed to have shared  voting power with
                        respect to such shares.
                        --------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        0 shares.
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        84,673,341 shares (held directly by USVP V, V Int'l, EP V, 2180 V, USVP VII, EP VII-A, EP VII-B and 2180 VII), 99,173,631 shares issuable upon conversion of 1,090,910 shares of Series A-2 Preferred Stock held by USVP V, V Int'l, EP V, 2180 V, USVP VII, EP VII-A, EP VII-B and 2180 VII, and 89,868 shares issuable upon exercise of warrants held directly by USVP VII. Phillips is a managing member of both PMG V, the general partner of USVP V, V Int'l, EP V and 2180 V, and PMG VII, the general partner of USVP VII, EP VII-A, EP VII-B and 2180 VII, and may be deemed to have shared dispositive power with respect to such shares.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      183,936,840
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      50.25%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 67457P101                SCHEDULE 13D              Page 17 of 30 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Jonathan D. Root ("Root")
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S. Citizen
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0 shares.
  NUMBER OF             --------------------------------------------------------
   SHARES         8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              84,673,341  shares (held directly by USVP V, V Int'l, EP
    EACH                V, 2180 V, USVP VII,  EP VII-A,  EP VII-B and 2180 VII),
  REPORTING             99,173,631  shares issuable upon conversion of 1,090,910
   PERSON               shares of Series A-2  Preferred  Stock held by USVP V, V
    WITH                Int'l,  EP V, 2180 V, USVP VII,  EP VII-A,  EP VII-B and
                        2180 VII, and 89,868  shares  issuable  upon exercise of
                        warrants  held  directly by USVP VII. Root is a managing
                        member of both PMG V, the  general  partner of USVP V, V
                        Int'l, EP V and 2180 V, and PMG VII, the general partner
                        of USVP VII, EP VII-A, EP VII-B and 2180 VII, and may be
                        deemed to have shared  voting power with respect to such
                        shares.
                        --------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        0 shares.
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        84,673,341 shares (held directly by USVP V, V Int'l, EP V, 2180 V, USVP VII, EP VII-A, EP VII-B and 2180 VII), 99,173,631 shares issuable upon conversion of 1,090,910 shares of Series A-2 Preferred Stock held by USVP V, V Int'l, EP V, 2180 V, USVP VII, EP VII-A, EP VII-B and 2180 VII, and 89,868 shares issuable upon exercise of warrants held directly by USVP VII. Root is a managing member of both PMG V, the general partner of USVP V, V Int'l, EP V and 2180 V, and PMG VII, the general partner of USVP VII, EP VII-A, EP VII-B and 2180 VII, and may be deemed to have shared dispositive power with respect to such shares.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      183,936,840
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      50.25%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 67457P101                SCHEDULE 13D              Page 18 of 30 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Philip M. Young ("Young")
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S. Citizen
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0 shares.
  NUMBER OF             --------------------------------------------------------
   SHARES         8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              84,673,341  shares (held directly by USVP V, V Int'l, EP
    EACH                V, 2180 V, USVP VII,  EP VII-A,  EP VII-B and 2180 VII),
  REPORTING             99,173,631  shares issuable upon conversion of 1,090,910
   PERSON               shares of Series A-2  Preferred  Stock held by USVP V, V
    WITH                Int'l,  EP V, 2180 V, USVP VII,  EP VII-A,  EP VII-B and
                        2180 VII, and 89,868  shares  issuable  upon exercise of
                        warrants held directly by USVP VII.  Young is a managing
                        member of both PMG V, the  general  partner of USVP V, V
                        Int'l, EP V and 2180 V, and PMG VII, the general partner
                        of USVP VII, EP VII-A, EP VII-B and 2180 VII, and may be
                        deemed to have shared  voting power with respect to such
                        shares.
                        --------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        0 shares.
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        84,673,341 shares (held directly by USVP V, V Int'l, EP V, 2180 V, USVP VII, EP VII-A, EP VII-B and 2180 VII), 99,173,631 shares issuable upon conversion of 1,090,910 shares of Series A-2 Preferred Stock held by USVP V, V Int'l, EP V, 2180 V, USVP VII, EP VII-A, EP VII-B and 2180 VII, and 89,868 shares issuable upon exercise of warrants held directly by USVP VII. Young is a managing member of both PMG V, the general partner of USVP V, V Int'l, EP V and 2180 V, and PMG VII, the general partner of USVP VII, EP VII-A, EP VII-B and 2180 VII, and may be deemed to have shared dispositive power with respect to such shares.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      183,936,840
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      50.25%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 19 of 30 Pages

                  This Amendment No. 2 is filed to amend Amendment No.1 to the Report on Schedule 13D filed by Reporting Persons with respect to events occurring on December 19, 2002 and is filed in connection with the Series A-2 Preferred Stock financing of Issuer on November 19, 2003.

ITEM 1.           SECURITY AND ISSUER.

                  This statement relates to shares of common stock (the "Common Stock"), of Occam Networks, Inc. (the "Company"). The Company's principal executive offices are located at 77 Robin Hill Road, Santa Barbara, CA 93117.

ITEM 2            IDENTITY AND BACKGROUND.

                  (a) This statement is filed by U.S. Venture Partners V, L.P. ("USVP V"), USVP V International, L.P. ("V Int'l"), USVP V Entrepreneur Partners, L.P. ("EP V"), 2180 Associates Fund V, L.P. ("2180 V"), Presidio Management Group V, L.L.C. ("PMG V"), U.S. Venture Partners VII, L.P. ("USVP VII"), USVP Entrepreneur Partners VII-A ("EP VII-A"), USVP Entrepreneur Partners VII-B ("EP VII-B"), 2180 Associates Fund VII, L.P. ("2180 VII"), Presidio Management Group VII, L.L.C. ("PMG
                  VII"), Irwin Federman ("Federman"), Winston S. Fu ("Fu"), Steven M. Krausz ("Krausz"), David Liddle ("Liddle"), Stuart
                  G. Phillips ("Phillips"), Jonathan D. Root ("Root") and Philip
                  M. Young ("Young"). The foregoing entities and individuals are collectively referred to as the "Reporting Persons".

                  PMG V is the general partner of USVP V, V Int'l, EP V and 2180 V, and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by USVP V, V Int'l, EP V and 2180 V. Federman, Krausz, Phillips, Root and Young are the managing members of PMG V, and may be deemed to have shared power to vote and shared power to dispose of the shares of issuer directly owned by USVP V, V Int'l, EP V and 2180 V.

                  PMG VII is the general partner of USVP VII, EP VII-A, EP VII-B and 2180 VII, and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by USVP VII, EP VII-A, EP VII-B and 2180 VII. Federman, Fu, Krausz, Liddle, Phillips, Root and Young are the managing members of PMG VII, and may be deemed to have shared power to vote and shared power to dispose of the shares of issuer directly owned by USVP VII, EP VII-A, EP VII-B and 2180 VII.

                  (b) The address of the principal business office for each of the Reporting Persons is U.S. Venture Partners, 2735 Sand Hill Road, Menlo Park, CA 94025.

                  (c) The principal occupation of each individual who is a Reporting Persons is venture capitalist. The primary business of USVP V, V Int'l, EP V and 2180 V is to make investments in private and public companies, and the primary business of PMG V is to serve as the general partner of the foregoing. The primary business of USVP VII, EP VII-A, EP VII-B and 2180 VII is to make investments in private and pubic companies; the primary business of PMG VII is to serve as the general partner of the foregoing.

                  (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                                                             Page 20 of 30 Pages

                  (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) USVP V, EP V, 2180 V, USVP VII, EP VII-A, EP VII-B and 2180 VII are Delaware Limited Partnerships, V Int'l is a Cayman Islands Limited Partnership, PMG V and PMG VII are Delaware Limited Liability Companies, and Federman, Fu, Krausz, Liddle, Phillips, Root and Young are United States citizens.

ITEM 3. Source and Amount of Funds or Other Consideration. The source of funds for the acquisition of the Series A-2 Preferred Stock was working capital (from capital contributions of partners).

ITEM 4. Purpose of Transaction. The Reporting Persons acquired the Series A-2 Preferred Stock for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of the Series A-2 Preferred Stock (or when issued, the common stock issuable upon conversion of the Series A-2 Preferred Stock) or Common Stock of the Issuer held by the Reporting
                  Persons in the open market or in privately negotiated transactions, or when issued, may distribute the common stock issuable upon conversion of the Series A-2 Preferred Stock and/or other shares of Common Stock held by the Reporting Persons to their respective partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

                  Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through
                  (j) of Item 4 of Schedule 13D.

                  Steven Krausz is Chairman of the Board of Directors of the Issuer.

ITEM 5.           Interest in Securities of the Issuer.

                  (a) See Rows 11 and 13 for each Reporting Person.

                  (b) See Rows 7, 8, 9, and 10 for each Reporting Person.

                                                            Pages 21 of 30 Pages

                  (c) The following transactions in the Issuer's Common Stock were made by Reporting Persons in the last 60 days:

                           On November 19, 2003, Reporting Persons acquired an aggregate of 1,090,910 shares of Series A-2 Preferred Stock in a privately negotiated transaction with the Issuer for an aggregate consideration of $10,909,100. Such shares of Series A-2 Preferred Stock shall be convertible into the Common Stock of Issuer upon approval by stockholders of an amendment to Issuer's Certificate of Incorporation and the filing of such amendment. Each share of Series A-2 Preferred Stock is convertible into 90.909 shares of Common Stock, or an aggregate of 99,173,631 shares of Common Stock.

                  (d) Under certain circumstances set forth in the limited partnership and limited liability company agreements of USVP V, V Int'l, EP V, 2180 V, PMG V USVP VII, EP VII-A, EP VII-B, 2180 VII, PMG VII, the general partners, limited partners and managing members of each of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or managing member.

                  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER. Under certain circumstances set forth in the limited partnership and limited liability company agreements of USVP V, V Int'l, EP V, 2180 V, PMG V, USVP VII, EP VII-A, EP VII-B, 2180 VII, PMG VII, the general partners, limited partners and managing members of each of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or managing member.

                  Certain of the Reporting Persons, together with the certain other Series A-2 Preferred Stock investors, entered into a Voting Agreement attached hereto as Exhibit C whereby such persons agreed to vote all securities of Issuer held by such persons in favor of an amendment to the Issuer's Certificate of Incorporation increasing the number of authorized but unissued shares of Common Stock and in favor of any resolutions for the purpose of effecting the transactions contemplated by the Series A-2 Preferred Stock financing. Such Voting Agreement terminates upon the earlier of (a) approval by the stockholders of Issuer of the increase in the number of authorized but unissued shares of Common Stock or (b) the consent of the Company, a majority-in-interest of the Issuer's stockholders, and two-thirds-in-interest of the Investors, as such term is defined in the Voting Agreement.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS. Exhibit A: Agreement of Joint Filing (Incorporated by reference to Original 13D Filing); Exhibit B: Reference to Michael P. Maher as Attorney-In-Fact (incorporated by reference to Original 13(D) Filing; Exhibit C: Voting Agreement.

                                                             Page 22 of 30 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 12, 2003

U.S. Venture Partners V, L.P.                                    /s/ Michael Maher
By Presidio  Management Group V, L.L.C.                          --------------------------------------------------
Its General Partner                                              Signature

                                                                 Michael Maher
                                                                 Chief Financial Officer/Attorney-In-Fact

USVP V International, L.P.                                       /s/ Michael Maher
By Presidio Management Group V, L.L.C.                           --------------------------------------------------
Its General Partner                                              Signature

                                                                 Michael Maher
                                                                 Chief Financial Officer/Attorney-In-Fact

USVP V Entrepreneur Partners, L.P.                               /s/ Michael Maher
By Presidio Management Group V, L.L.C.                           --------------------------------------------------
Its General Partner                                              Signature

                                                                 Michael Maher
                                                                 Chief Financial Officer/Attorney-In-Fact

2180 Associates Fund V, L.P.                                     /s/ Michael Maher
By Presidio Management Group V, L.L.C.                           --------------------------------------------------
Its General Partner                                              Signature

                                                                 Michael Maher
                                                                 Chief Financial Officer/Attorney-In-Fact

By Presidio Management Group V, L.L.C.                           /s/ Michael Maher
A Delaware Limited Liability Company                             --------------------------------------------------
                                                                 Signature

                                                                 Michael Maher
                                                                 Chief Financial Officer/Attorney-In-Fact

                                                             Page 23 of 30 Pages

U.S. Venture  Partners VII, L.P.                                 /s/ Michael Maher
By Presidio  Management Group V, L.L.C.                          -----------------------------------------------
Its General Partner                                              Signature

                                                                 Michael Maher
                                                                 Chief Financial Officer/Attorney-In-Fact

USVP Entrepreneur Partners VII-A                                 /s/ Michael Maher
By Presidio Management Group V, L.L.C.                           --------------------------------------------------
Its General Partner                                              Signature

                                                                 Michael Maher
                                                                 Chief Financial Officer/Attorney-In-Fact

USVP Entrepreneur Partners VII-B                                 /s/ Michael Maher
By Presidio Management Group V, L.L.C.                           --------------------------------------------------
Its General Partner                                              Signature

                                                                 Michael Maher
                                                                 Chief Financial Officer/Attorney-In-Fact

2180 Associates Fund VII, L.P.                                   /s/ Michael Maher
By Presidio Management Group V, L.L.C.                           --------------------------------------------------
Its General Partner                                              Signature

                                                                 Michael Maher
                                                                 Chief Financial Officer/Attorney-In-Fact

Presidio Management Group VII, L.L.C.                            /s/ Michael Maher
A Delaware Limited Liability Company                             --------------------------------------------------
                                                                 Signature

                                                                 Michael Maher
                                                                 Chief Financial Officer/Attorney-In-Fact

Irwin Federman                                                   /s/ Michael Maher
                                                                 --------------------------------------------------
                                                                 Michael Maher
                                                                 Attorney-In-Fact

Winston S. Fu                                                    /s/ Michael Maher
                                                                 --------------------------------------------------
                                                                 Michael Maher
                                                                 Attorney-In-Fact


                                                             Page 24 of 30 Pages


Steven M. Krausz                                                 /s/ Michael Maher
                                                                 --------------------------------------------------
                                                                 Michael Maher
                                                                 Attorney-In-Fact

David Liddle                                                     /s/ Michael Maher
                                                                 --------------------------------------------------
                                                                 Michael Maher
                                                                 Attorney-In-Fact

Stuart G. Phillips                                               /s/ Michael Maher
                                                                 --------------------------------------------------
                                                                 Michael Maher
                                                                 Attorney-In-Fact

Jonathan D. Root                                                 /s/ Michael Maher
                                                                 --------------------------------------------------
                                                                 Michael Maher
                                                                 Attorney-In-Fact

Philip M. Young                                                  /s/ Michael Maher
                                                                 --------------------------------------------------
                                                                 Michael Maher
                                                                 Attorney-In-Fact


                                                             Page 25 of 30 Pages

                                  EXHIBIT INDEX
                                  -------------

                                                                   Found on
                                                                 Sequentially
Exhibit                                                         Numbered Pages
-------                                                         --------------

Exhibit A: Incorporated by Reference to Original 13D Filing

Exhibit B: Incorporated by Reference to Original 13D Filing

Exhibit C:  Voting Agreement

                                                             Page 26 of 30 Pages

                                    Exhibit C

                                VOTING AGREEMENT

         THIS VOTING AGREEMENT (the "Agreement") is entered into as of November 19, 2003 by and among the undersigned stockholders of Occam Networks, Inc., a Delaware corporation (the "Company"), and each of the Company's executive officers and directors (each, a "Stockholder," and collectively, the "Stockholders"), and is for the benefit of the Company and the individuals and entities listed on Exhibit A to that certain Series A-2 Preferred Stock Purchase Agreement of even date herewith by and among the Company and such Investors (each, an "Investor," and collectively, the "Investors").

         WHEREAS, concurrently with the execution and delivery of this Agreement, each of the Investors (or an affiliate thereof) and the Company is entering into a Series A-2 Preferred Stock Purchase Agreement of even date herewith (as the same may be amended from time to time, the "Purchase Agreement") which provides, upon the terms and subject to the conditions thereof, for Investors' purchase of shares of Series A-2 Preferred Stock to be issued by the Company.

         WHEREAS, as a condition to the willingness of any Investor to enter into the Purchase Agreement, the Company and the Investors have requested that the Stockholders agree, and, in order to induce the Investors to enter into the Purchase Agreement, the Stockholders and each of the Company's executive officers and directors have agreed to enter into this Agreement.

         NOW, THEREFORE, for good and valuable consideration, the receipt, sufficiency and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

         Representations of Stockholders. As of immediately prior to the Initial Closing (as defined in the Purchase Agreement), each of the Stockholders represents and warrants to the Company and the Investors that (a) such Stockholder lawfully owns beneficially (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) and of record that number of shares of Common Stock of the Company set forth opposite such Stockholder's name on Appendix 1 (collectively, the "Shares"), respectively, free and clear of any mortgage, pledge, security interest, encumbrance, charge or other lien (whether arising by contract or operation of law); (b) except for this Agreement, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which such Stockholder is a party relating to the pledge, disposition or Voting (as defined herein) of any shares of capital stock of the Company and there are no Voting trusts, proxies or Voting agreements with respect to such Shares; (c) such Stockholder does not beneficially own (as such term is defined in Rule 13d-3 under the Exchange Act) any additional shares of Common Stock or Preferred Stock of the Company other than the Shares and, except as disclosed on Appendix 1, does not have any options, warrants or other rights to acquire any additional shares of capital stock of the Company or any security exercisable for or convertible into shares of capital stock of the Company; and (d) such Stockholder has full power and authority to enter into, execute and deliver this Agreement and to perform such Stockholder's obligations hereunder. Each of the Stockholders further represents and warrants to the Company and the Investors that the execution

                                                             Page 27 of 30 Pages

and delivery of this Agreement do not, and the performance of this Agreement by such Stockholder will not (i) conflict with or violate any law, rule, regulation, order, decree or judgment applicable to such Stockholder or by which it or any of its assets is or may be bound or affected; (ii) result in or constitute (with or without notice or lapse of time or both) any breach of or default under, or give to any other individual or entity (with or without notice or lapse of time or both) any right of termination, amendment, acceleration or cancellation of, or result (with or without notice or lapse of time or both) in the creation of any encumbrance or restriction on any of the Subject Securities (as defined herein) pursuant to any contract to which such Stockholder is a party or by which such Stockholder or any of such Stockholder's affiliates or assets is or may be bound or affected; or (iii) require any consent or approval of any other person or entity. For purposes of this Agreement, "Vote" shall include voting of Shares in person or by proxy in favor of or against any action or consenting to any action in accordance with the Delaware General Corporation Law, and "Voting" shall have a correlative meaning. For purposes of this Agreement, "Subject Securities" shall mean: (A) all securities of the Company (including all shares of capital stock of the Company and all options, warrants and other rights to acquire shares of capital stock of the Company) owned beneficially or of record by a Stockholder as of the date of this Agreement; and
(B) all additional securities of the Company (including all additional shares of capital stock of the Company and all additional options, warrants and other rights to acquire shares of capital stock of the Company) which a Stockholder acquires or becomes the owner of beneficially or of record during the period from the date of this Agreement through the Termination Date (as defined in Section 10(e) below).

         Agreement to Vote Shares; Obligation to Solicit Vote.

                  For the purpose of enabling the conversion of the Series A-2 Preferred Stock to be issued under the Purchase Agreement into Common Stock, during the period from the date of this Agreement through the Termination Date, each of the undersigned Stockholders hereby agrees to Vote all Subject Securities (to the extent then entitled to Vote) at every meeting of the stockholders of the Company and at any adjournment or postponement thereof, and on every matter submitted for action or approval by written consent of the stockholders of the Company (a) IN FAVOR OF an amendment to the Company's Certificate of Incorporation which relates solely to increasing the number of authorized but unissued shares of Common Stock of the Company, in an amount determined by the Company's Board of Directors to be at least sufficient to permit the conversion of all outstanding shares of the Company's Series A-2 Convertible Preferred Stock in accordance with the Company's Certificate of Incorporation, and (b) IN FAVOR OF any matter in furtherance of consummation of the transactions contemplated by the Purchase Agreement (including the foregoing increase in authorized Common Stock). The agreement contained in this Section 2 is irrevocable to the fullest extent permitted under Delaware law.

                  The Company  hereby  agrees,  on or prior to June 30, 2004, to
solicit  and  to  use  its  commercially   reasonable  best  efforts  to  obtain
stockholder approval of an amendment to the Company's Certificate of Incorporation in a manner described in Section 2(a) above at its next annual or special meeting of stockholders in connection with which it solicits stockholder proxies pursuant to the Exchange Act.

                                                             Page 28 of 30 Pages

         No Voting Trusts. Each of the Stockholders agrees that, prior to the Termination Date, such Stockholder will not, nor will such Stockholder permit any person or entity under such Stockholder's control to, deposit any of the Subject Securities in a voting trust or subject any of the Subject Securities to any proxy or arrangement with respect to the Voting of the Subject Securities other than agreements entered into with the Company.

         Transfer and Encumbrance. Each of the Stockholders agrees that, prior to the Termination Date, such Stockholder shall not transfer, sell, offer, exchange, pledge or otherwise dispose of or encumber (or enter into an agreement to do any of the foregoing) any of the Subject Securities. This Section 4 shall not prohibit a transfer of Subject Securities by a Stockholder (i) to an "affiliate" of such Stockholder (as defined in Rule 12b-2 under the Exchange
Act), or (ii) to a partner, active or retired of such Stockholder; provided, however, that a transfer referred to in clause (i) or (ii) of this sentence shall be permitted only if, as a precondition to such transfer, each transferee agrees in a writing, reasonably satisfactory in form and substance to the Company, to be bound by the terms of this Agreement. Each of the Stockholders also agrees and consents to the entry of stop transfer instructions with the Company's transfer agent and registrar against the transfer of the Shares except in compliance with the foregoing restriction.

         Legending of Shares; Other Actions. If so requested by the Company, each Stockholder agrees that the Shares shall bear a legend stating that they are subject to this Agreement. From time to time and without additional consideration, each Stockholder shall execute and deliver, or cause to be executed and delivered, such additional proxies, consents and other instruments, and shall take such further actions, as the Company may reasonably request for the purpose of carrying out and furthering the intent of this Agreement.

         Grant of Proxy. Upon the failure of any Stockholder to vote their Shares in accordance with the terms of this Agreement, such Stockholder hereby grants to a stockholder designated by the Board of Directors of the Company a proxy coupled with an interest in all Shares owned by such Stockholder, which proxy shall be irrevocable until this Agreement terminates pursuant to its terms or this Section 6 is amended to remove such grant of proxy in accordance with
Section 8 hereof, to vote all such Shares in the manner provided in Section 2 hereof.

         Specific Performance. Each Stockholder hereto acknowledges that it will be impossible to measure in money the damages to the Company if such Stockholder fails to comply with any of the obligations imposed by this Agreement and that, in the event of any such failure, the Company will not have an adequate remedy at law for damages. Accordingly, each Stockholder hereto agrees that injunctive relief or other equitable remedy, in addition to remedies at law for damages, is the appropriate remedy for any such failure and will not oppose the granting of such relief on the basis that the Company has an adequate remedy at law.

         Entire Agreement, Amendment, Waiver. This Agreement (including the exhibits hereto) supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by all the parties hereto. No waiver of any provisions hereof by any party shall be deemed a waiver of

                                                             Page 29 of 30 Pages

any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

         Notices. All notices, requests, claims, demands or other communications hereunder shall be in writing and shall be deemed given when delivered personally, upon receipt of a transmission confirmation if sent by fax or like transmission and on the next business day when sent by Federal Express, Express Mail or other reputable overnight courier service to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Company:

Occam Networks Inc.
77 Robin Hill Road
Santa Barbara, California 93117
Attention:  President
Facsimile:  (805) 692-2999

With a copy to:

Wilson Sonsini Goodrich & Rosati
       Professional Corporation
       650 Page Mill Road
       Palo Alto, California 94304-1050
       Attention:  Thomas C. DeFilipps; Robert F. Kornegay
       Facsimile:  (650) 493-6811

         If to a Stockholder, to the address or fax number set forth for such Stockholder on the signature page hereof, or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

         If to an Investor, to the address or fax number set forth for such Investor on Exhibit A to the Purchase Agreement, or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

         Miscellaneous.

                  Governing Law. This agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with and subject to the laws of the State of Delaware, without reference to conflicts of laws principles.

                  Waiver of Jury Trial. EACH PARTY  ACKNOWLEDGES AND AGREES THAT
ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

                                                             Page 30 of 30 Pages

EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10(b).

                  Severability. In the event that any provision of the Agreement is held to be illegal, invalid or unenforceable in a final, unappealable order or judgment (each such provision, an "Invalid Provision"), then such Invalid Provision shall be severed from this Agreement and shall be inoperative and the parties promptly shall negotiate in good faith a lawful, valid and enforceable provision that is as similar to the Invalid Provision as may be possible and that preserves the original intentions and economic positions of the parties as set forth herein to the maximum extent feasible, while the remaining provisions of this Agreement shall remain binding on the parties hereto. Without limiting the generality of the foregoing sentence, in the event a change in any applicable law, rule or regulation makes it unlawful for a party to comply with any of its obligations hereunder, the parties shall negotiate in good faith a modification to such obligation to the extent necessary to comply with such law, rule or regulation that is as similar in terms to the original obligation as may be possible while preserving the original intentions and economic positions of the parties as set forth herein to the maximum extent feasible.

                  Counterpart. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.

                  Termination. This Agreement shall terminate upon the earlier to occur of (i) the approval by the Company's stockholders of the matters described in Section 2(a) hereof or (ii) the termination of this Agreement by the Company, a majority-in-interest of the Stockholders, and two-thirds-in-interest of the Investors (as defined in the Purchase Agreement) (the "Termination Date").

                  Headings, Recitals. All section headings and the recitals herein are for convenience of reference only and are not part of this Agreement, and no construction or reference shall be derived therefrom.